August 25, 2025

Huijie Gao
Chief Financial Officer
Jiuzi Holdings, Inc.
No.168 Qianjiang Nongchang Gengwen Road, 15th Floor
Economic and Technological Development Zone
Xiaoshan District, Hangzhou City
Zhejiang Province 310000
People   s Republic of China

       Re: Jiuzi Holdings, Inc.
           Form 20-F for Fiscal Year Ended October 31, 2024
           File No. 001-40405
Dear Huijie Gao:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended October 31, 2024
Financial Statements, page F-1

1. Please amend your Form 20-F to include an audit report that covers your consolidated financial statements for fiscal year ended October 31, 2022. Refer to
Item 8.A of
       Form 20-F and Rule 3-02 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 25, 2025
Page 2

       Please contact Valeria Franks at 202-551-7705 or Suying Li at 202-551-3335 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services